FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 18, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Buenos Aires, December 18, 2008 Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), informs that on December 16, 2008 Petrobras Energía’s Board of Directors replaced non-independent Director Daniel Lima de Oliveira as member of the Audit Committee with independent Director Cedric Bridger.

Petrobras Energía is going through a process of merger with Petrobras Energía Participaciones. Since Petrobras Energía Participaciones’ securities have been admitted to the public offering regime in the New York Stock Exchange under an American Depositary Shares program, Petrobras Energía is under the supervision of that entity and the Securities and Exchange Commission.

The beforementioned replacement was effected in Petrobras Energía’s Audit Committee as a consequence of the merger process and for the purpose of meeting the requirements of the above mentioned entities. Accordingly, the Audit Committee is exclusively composed of independent Directors.

Date: 12/18/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney